

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2018

Sean Gamble
Chief Financial Officer
Cinemark Holdings, Inc.
3900 Dallas Parkway Suite 500
Plano, Texas 75093

> **Re: Cinemark Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed on February 23, 2018**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2018**
> **Filed on November 2, 2018**
> **File No. 001-33401**

Dear Mr. Gamble:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Transportation and Leisure